AMENDED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15048390

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-68909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TW Capital Markets Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Brickell Ave., Suite 1112
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Rowe 786-405-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – *if individual, state last, first, middle name*)

500 West Cypress Creek Road, Suite 450, Ft. Lauderdale FL 33309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin A. Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IOU Capital Markets, Inc., as of February 27, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & CCO

Title

FL DL# R000501780550

Notary Public

MARISEL A. OTHON-RIVA
Notary Public - State of Florida
My Comm. Expires May 13, 2017
Commission # FF 017753

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOV
CAPITAL MARKETS

February 27, 2015

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

U.S. Securities and Exchange Commission
Attn: Registrations Branch, Mail Stop 8031
100 F Street NE
Washington, D.C. 20549

RE: Report Pursuant to Rule 17a-5(d)

To whom it may concern:

Please accept this amended filing as it has come to our attention that a page of our report, unintentionally, was not bound to our initial filing dated February 26, 2015.

If you should have any questions, please contact the undersigned.

Sincerely,

Kevin A. Rowe
CEO & CCO
TOV Capital Markets, Inc.
SEC #8-68909
FINRA #158569

TOV Capital Markets, Inc.
Financial Statements
and Supplemental Information

December 31, 2014

TOV Capital Markets, Inc.
Financial Statements and Supplementary Information
Year Ended December 31, 2014

Contents

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholders
TOV Capital Markets, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of TOV Capital Markets, Inc. (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 26, 2015

TOV Capital Markets, Inc.
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	707,042
Deposit held by clearing firm		26,241
Prepaid Expenses		22,386
Property and Equipment		776,389
Total Assets	$	1,532, 058
Liabilities and Stockholder's Equity		
Accounts Payable	$	9,677
Accrued Expenses		16,940
Due to Clearing Firm		9,914
Total Liabilities		36,531
Commitments and Contingencies (Note 5)		
Stockholder's Equity		
Common Stock, par value $0.01, 1,000 shares authorized, 1,000 shares issued and outstanding		10
Additional Paid In Capital		3,481,019
Accumulated Deficit		(1,985,502)
Total Stockholder's Equity		1,495,527
Total Liabilities and Stockholder's Equity	$	1,532,058

The accompanying notes are an integral part of these financial statements

TOV Capital Markets, Inc.
Statement of Operations
Year Ended December 31, 2014

Revenues		
Commissions Income		6,098
Interest Income	$	441
Total Revenue		6,539
Expenses		
Payroll and payroll taxes		215,425
Clearance Fees		134,110
Data and Communications		90,124
Depreciation		34,087
Regulatory Fees		3,535
Professional Fees		82,451
Occupancy		32,611
Other Expenses		53,175
Total Expenses		645,518
Net Loss	$	(638,979)

The accompanying notes are an integral part of these financial statements

TOV Capital Markets, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2014

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2013	1,000	$ 10	$ 3,481,019	$ (1,346,523)	$ 2,134,506
Contribution by Stockholder	-	-	-	-	-
Net loss, 2014	-	-	-	(638,979)	(638,979)
Balance, December 31, 2014	1,000	$ 10	$ 3,481,019	$ (1,985,502)	$ 1,495,527

The accompanying notes are an integral part of these financial statements

TOV Capital Markets, Inc.
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(638,979)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		34,087
Changes in operating assets and liabilities:		
(Increase) Decrease in:		
Prepaid expenses		(617)
Deposit held by clearing firm		823,898
Increase (Decrease) in:		
Accounts payable		6,879
Accrued expenses		4,440
Payable to clearing firm		9.914
Net cash provided by operating activities		239,622
Cash at beginning of year	$	467,420
Cash at end of year	$	707,042

The accompanying notes are an integral part of these financial statements

Note 1 -Nature of Operations and Basis of Presentation

Organization
TOV Capital Markets, Inc. (the "Company"), incorporated in 2010 in Delaware, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of New Lodz Corporation (the "Parent").

The Company is a broker dealer retailing corporate equity securities over-the counter and selling corporate debt securities. The company is registered with FINRA as a mutual fund retailer, U.S. government securities broker, and municipal securities broker. The Company acts as placement agent for equity and debt private placements on behalf of its clients. The Company's registration also includes options broker and trading securities for its own account. The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Basis of Presentation
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money-market funds held at banks and other financial institutions.

Property and Equipment
Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation
Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from five to thirty-nine years.

Revenue Recognition
Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis.

Income Taxes
The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax asset is recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. At December 31, 2014, it is more likely than not the Company will not be able to resolve the deferred tax asset in the near term and allowance has been recorded against it. The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. The Company's tax returns filed before 2011 are no longer subject to examination by its taxing authorities.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements.

Note 3 - Concentrations

The clearing and depository operations for the Company's securities transactions are currently provided by a brokerage firm, Interactive Brokers LLC, whose principal office is in Greenwich, CT. The underlying agreement is effective October 14, 2014 with an initial term of 5 months and will automatically renew for successive periods unless terminated by either party. At December 31, 2014, a clearing deposit of $10,728 was held by Interactive Brokers LLC.

Note 4 - Property and Equipment

Property and equipment at December 31, 2014 consisted of the following:

			Estimated Useful Life
Office condominium	$	803,029	39 Years
Furniture and fixtures		39,560	7 Years
Office equipment		39,227	5 Years
Total	$	881,816	
Less: Accumulated Depreciation		(105,427)	
	$	776,388	

Note 5 - Commitments and Contingencies

Office Condominium Maintenance Fees

The Company owns the office condo located at 1000 Brickell Avenue, Unit 11E, Miami, Florida 33131 since May 14, 2010. Total purchase price including closing costs was $803,029, which was contributed by the Company's sole shareholder, New Lodz Corporation. Monthly maintenance costs associated with the purchase are approximately $2,718. Office maintenance fees expense for year 2014 was $32,611.

Legal Matters

From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. As of December 31, 2014 , there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of its operations.

There are no proceedings in which any of Company's management, board members or affiliates, is an adverse party or has a material interest adverse to our interest.

Note 6 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires aggregate indebtedness, as defined, not to exceed 1500 percent of its net capital. At December 31, 2014, the Company had net capital of $696,752, which exceeded its requirement of $100,000 by $596,752. The percentage of aggregate indebtedness to net capital was 5%.

Note 7 - Income Taxes

The reconciliation of income tax benefit computed at the United States federal tax rate of 34% to income tax expense (benefit) is as follows for 2014:

Tax benefit at the United States statutory rate	$	(217,253)
State income tax, net of federal benefit		(23,188)
Change in valuation allowance		240,376
Income tax expense (benefit)	$	-

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets is as follows:

Organizational and start-up costs	$	447,861
Net operating losses		282,118
Premises and equipment		17,094
Less: Valuation allowance	$	(747,073)
Net deferred tax assets	$	-

At December 31, 2014, the Company had approximately $750,000 in net operating loss carryforward available to offset future taxable income. These carryforwards will expire in 2034.

A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation allowance has been established for the full amount of the deferred tax assets due to the uncertainty of realization. Management believes that based upon its projection of future taxable operating income for the foreseeable future, it is more likely than not that the Company will not be able to realize the benefit of the deferred tax assets at December 31, 2014. The valuation allowance as of December 31, 2013 was $506,696. The net change in the valuation allowance during the year ended December 31, 2014 was an increase of $240,376.

Note 8 - Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2014, the date the financial statements were available to be issued.

TOV Capital Markets, Inc.

Supplemental Information

TOV Capital Markets, Inc.
Schedule 1
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2014

Net Capital		
Stockholder's Equity	$	1,495,527
Deductions and/or charges for non-allowable assets:		
Fixed Assets		776,389
Prepaid Expenses		11,800
CRD Deposit		1,982
Employee Advances		8,604
Total non-allowable assets		798,775
Net Capital before Haircuts		696,752
Haircuts		-
Net Capital		696,752
Computation of Basic Net Capital Requirement:		
Minimum net capital requirement		100,000
Excess Net Capital	$	596,752
Aggregate indebtedness:		
Accounts payable and accrued expenses		36,531
Total Aggregate Indebtedness	$	36,531
Percentage of aggregate indebtedness to net capital		5%
Reconciliation with TOV Capital Markets, Inc's computation (included in Part II of form X-17 A-5 as of December 31):		
Net Capital, per December 31, Unaudited Focus Report, as filed	$	696,752
Net Audit Adjustments		0
Net Capital, per the December 31, Audited Report	$	696,752

TOV Capital Markets, Inc.
Supplementary Note
Supplementary Information Pursuant to Rule 17a-5
of the Securities Exchange Act of 1934
December 31, 2014

TOV Capital Markets, Inc. is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

TOV Capital Markets, Inc.
Exemption Report

TOV Capital Markets, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. &240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. &240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17C.F.R. &240.15c3-k(2)(ii), and the Company met the exemption provision throughout the most recent fiscal year without eception.

TOV Capital Markets, Inc.

____
Kevin A Rowe
CEO & CCO

____
Date

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholders
TOV Capital Markets, Inc.
Miami, Florida:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TOV Capital Markets, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which TOV Capital Markets, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: under a (k)(2)(ii) exemption (the "exemption provisions") and (2) TOV Capital Markets, Inc. stated that TOV Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. TOV Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TOV Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 26, 2015

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2263*********************MIXED AADC 220
068909 FINRA DEC
TOV CAPITAL MARKETS INC
1000 BRICKELL AVE STE 1112
MIAMI FL 33131-3014

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kevin Rowe (786)405-1406

2. A.	General Assessment (item 2e from page 2)	$ 0
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(0)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TOV Capital Markets, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Executive Officer
(Title)

Dated the 29 day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6539
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	134,110
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0
	(to page 1, line 2.A.)